PERPETUAL ENERGY INC.

BONUS RIGHTS PLAN

This document sets out the terms and conditions of the Bonus Rights Plan (the "Plan") of Perpetual Energy Inc. ("Perpetual" or the "Corporation").

For the purposes of the Plan, the term "Trading Day" shall mean any day on which the common shares of Perpetual (the "Shares") have traded through the facilities of the Toronto Stock Exchange (the "TSX"). "Closing Price" shall mean, for any Trading Day, the per Share closing price of the Shares traded through the facilities of the TSX on that Trading Day.

1.             Purpose.  The purpose of the Plan is to provide a combination of short term and long term incentives for officers, directors, employees of, and consultants to Perpetual and its subsidiaries or persons providing services on an ongoing basis thereto in the growth and development of the Corporation and its subsidiaries (collectively, "Service Providers") of Perpetual and its subsidiaries and affiliates from time to time as part of a Service Provider's bonus compensation for services provided during the preceding calendar year ("Service Year").  At the discretion of the board of directors of Perpetual (the "Board"), the Board may issue rights ("Bonus Rights") to a Service Provider to purchase Shares at a price of $0.01 per Share (the "Exercise Price") on a one for one basis.  The number of Bonus Rights (whether exercisable hereunder or not) of a Service Provider will be increased on a dollar for dollar basis by the amount of any monthly dividends which would have accumulated to the Service Provider if the Bonus Rights were held as Shares by the Service Provider enrolled in the Distribution Reinvestment component of Perpetual's Premium Distribution™ and Distribution Reinvestment Plan from the Grant Date up to and including the date of delivery of an exercise notice by a Service Provider with respect to such Bonus Rights.  The Plan shall come into effect on the date the Shares become listed and posted for trading on the Toronto Stock Exchange (the "TSX"), subject to the approval of Perpetual's shareholders and the TSX and any revisions or amendments thereof as may be required from time to time by the TSX.

2.             Shares Issuable.  The aggregate maximum number of Shares issuable under the Plan together with securities granted under any other security based compensation plan (including, without limitation, Perpetual's Share Option Plan) shall be a "rolling" maximum equal to 10 per cent (10%) of the outstanding Shares at the date of grant.  Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the Plan and any exercises of Bonus Rights will make new grants available under the Plan.

3.             Administration.  The Plan will be administered by the Board  which shall from time to time at its sole discretion determine the Service Providers who shall participate under the Plan, the numbers of Bonus Rights to be granted to such Service Providers and the terms of vesting of such Bonus Rights, if any, provided that:

(a)
the aggregate number of Bonus Rights granted to any one Service Provider under this Plan together with securities granted under any other securities based compensation plans of Perpetual (including, without limitation, Perpetual's Share Option Plan) shall not exceed 5 per cent (5%) of the issued and outstanding Shares at the date of grant;

(b)
the aggregate number of Shares which may be reserved for issuance to "insiders" (as such term is referred to in the policies of the TSX) under the Plan together with securities granted under any other securities based compensation plans of Perpetual (including, without limitation, Perpetual's Share Option Plan) shall not exceed ten per cent (10%) of the issued and outstanding Shares at the date of grant;

(c)
during any one-year period, the Board shall not issue to such insiders a number of Shares under the Plan together with securities granted under any other securities based compensation plans (including, without limitation, Perpetual's Share Option Plan) exceeding ten percent (10%) of the outstanding Shares, or to any one insider and such insider's associates, a number of Shares exceeding five percent (5%) of the outstanding Shares; and

(d)
the maximum number of Shares issuable to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries at any time pursuant to outstanding Options shall be limited to 2% of the issued and outstanding Shares.

4.             No Assignment.  Bonus Rights granted under the Plan may not be transferred or assigned, except to a Permitted Assign.  "Permitted Assign" means, (i) an executor, trustee, custodian or administrator acting on behalf of, or for the benefit of the Service Provider; (ii) a holding entity of the Service Provider; (iii) a RRSP, RRIF, or TFSA of the Service Provider; (iv) a spouse of the Service Provider; (v) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the Service Provider; (vi) a holding entity of the spouse of the Service Provider; or (vii) a registered charity or foundation.

5.             Approvals.  The Plan and certain amendments to the Plan are subject to the approvals of the TSX and the Shareholders and no Bonus Rights which have been granted prior to the receipt of such approvals may be exercised until such approvals have been received.

6.             Term.  Subject to the restrictions on exercise set out in paragraph 5 above and paragraphs 9 and 10 below, Bonus Rights granted under the Plan may be exercised during a period (the "Exercise Period") not exceeding five (5) years from the date upon which the Bonus Rights were granted (the "Grant Date").  Bonus Rights will vest, solely at the discretion of the Board as determined on the day of grant and in the absence of any such determination, on the following schedule:

(a)	one third will vest on the Grant Date;

(b)	one third will vest on the first anniversary of the Grant Date; and

(c)	one third will vest on the second anniversary of the Grant Date.

For greater certainty, at the time Bonus Rights are granted, the Board may in its sole discretion determine the vesting date or dates of any or all of such Bonus Rights, which vesting date or dates may vary from the vesting schedule above and, accordingly, all or any portion of such Bonus Rights may vest on any date or dates established by the Board from the Grant Date and prior to the Expiry Date.  At the expiration of the Exercise Period (the "Expiry Date"), any Bonus Rights which have not been exercised shall expire and become null and void. Each Bonus Right shall, among other things, contain provisions to the effect that the Bonus Right shall be personal to the Bonus Rights holder and shall not be assignable except to a Permitted Assign.

7.             Blackout Periods.  For the purpose of this paragraph 7 hereof, "Blackout Period" means the period time when, pursuant to any policies of Perpetual, any securities of Perpetual may not be traded by certain persons as designated by Perpetual, including any holder of a Bonus Right.  If the Expiry Date for a Bonus Right occurs during a Blackout Period applicable to the relevant Service Provider, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Service Provider, then the Expiry Date for that Bonus Right shall be the date that is the 10th business day after the expiry date of the Blackout Period (the "Blackout Expiry Date").  This paragraph applies to all Bonus Rights outstanding under this Plan.

8.             Delivery.  Shares or Cash Payments (defined below) delivered to a Service Provider pursuant to exercised Bonus Rights will be delivered to the Service Provider within five (5) days of the exercise date and in any event no later than December 30 of the year that is three (3) years after the Service Year.

9.             Ceasing To Be A Service Provider.  Upon any holder of Bonus Rights ceasing to be a Service Provider for any reason whatsoever during the Exercise Period, other than the death of such holder, all Bonus Rights which have not vested at such date shall terminate and become null and void, and such holder of Bonus Rights shall have until the earlier of:

(a)	thirty (30) days from the date that such holder ceased to be a Service Provider; or

(b)	the end of the Exercise Period,

to exercise the vested Bonus Rights and at the expiration of such time, all vested Bonus Rights which have not been exercised shall terminate and become null and void; provided, however, that upon the termination of an employee for cause, the Board may, in its sole discretion, determine that all vested Bonus Rights which have not been exercised shall immediately terminate and become null and void.

For the purposes of the Plan, the date of termination of a Service Provider shall be the date on which notice is given in writing to such Service Provider by the Corporation of his termination or of the acceptance of his resignation.  Such date shall not be effected by any notice period required at law or otherwise.

10.           Death of Service Provider.  Upon the death of any individual holder of Bonus Rights during the Exercise Period, all Bonus Rights which have not vested at such date shall terminate and become null and void, and the executor, Board or personal representative of such holder of Bonus Rights shall have until the earlier of:

(a)	six (6) months from the date of the death of such holder; or

(b)	the end of the Exercise Period,

to exercise the vested Bonus Rights, and at the expiration of such time, all vested Bonus Rights which have not been exercised shall terminate and become null and void.

11.           Method of Exercise.  Bonus Rights granted under this Plan shall be exercisable by a holder by delivering written notice to the Corporation specifying the number of Bonus Rights being exercised accompanied by payment in full of the Exercise Price.  Upon receipt of such notice made in accordance with the terms and conditions of the Plan, Perpetual shall cause to be issued and delivered to such holder a certificate representing the Shares for which such Bonus Rights have been exercised.

12.           Cash Payment.  At the sole discretion of the Board, Bonus Rights may be fully satisfied by payment to the Service Provider of cash ("Cash Payment") equal to the value of the exercised Bonus Rights calculated as the number of exercised Bonus Rights multiplied by the weighted average trading price of Shares on the TSX for the five trading days immediately preceding the exercise date or a combination of Cash Payment and Shares.

13.           Cashless Exercise.  Subject to the provisions of the Plan, if permitted by Perpetual, a holder of Bonus Rights may elect to exercise a Bonus Right by surrendering such Bonus Right in exchange for the issuance of Shares equal to the number determined by dividing the Closing Price (calculated as at the date of exercise) into the difference between the Closing Price (calculated as at the date of exercise) and the exercise price of such Bonus Right.  A Bonus Right may be exercised pursuant to this Section 13 from time to time by delivery to Perpetual at its head office in Calgary, Alberta or such other place as may be specified by Perpetual, of a written notice of exercise specifying that the holder of Bonus Right has elected a cashless exercise of such Bonus Rights and the number of Bonus Rights to be exercised.  Perpetual will not be required, upon the exercise of any Bonus Rights pursuant to this Section 13, to issue fractions of Shares or to distribute certificates which evidence fractional Shares.  In lieu of fractional Shares, there will be paid to the holder of Bonus Rights by Perpetual upon the exercise of such Bonus Rights pursuant to this Section 13 within ten (10) business days after the exercise date, an amount in lawful money of Canada equal to the then fair market value of such fractional interest (as determined by Perpetual), provided that Perpetual will not be required to make any payment, calculated as aforesaid, that is less than $10.00.  Upon exercise in accordance with this Section 13, the number of Shares actually issued shall be deducted from the number of Shares reserved with the TSX for future issuance under the Plan and the balance of the Shares that were issuable pursuant to the Bonus Rights so surrendered shall be considered to have been cancelled and available for further issuance.

14.           Surrender Offer.  A holder of Bonus Rights may make an offer (the "Surrender Offer") to Perpetual, at any time, for the disposition and surrender by the holder of Bonus Rights to Perpetual (and the termination thereof) of any of the Bonus Rights granted hereunder for an amount (not to exceed fair market value) specified therein by the holder of Bonus Rights and Perpetual may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.  If the Surrender Offer, either as made or as negotiated, is accepted, the Bonus Rights in respect of which the Surrender Offer related shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the holder of Bonus Rights any further rights thereunder upon payment of the amount of the agreed Surrender Offer by Perpetual to the holder of Bonus Rights.  Upon the surrender and termination of Bonus Rights pursuant to a Surrender Offer, the Shares issuable pursuant to such Bonus Rights shall, for purposes of the number of Shares reserved for issuance with the TSX, be available for further grants.

15.           Adjustments.  In the event, at any time or from time to time, that the share capital of the Corporation shall be consolidated or subdivided prior to the exercise by the Bonus Rights holder, in full, of any Bonus Right in respect of all of the shares granted, or the Corporation shall pay a dividend upon the Shares by way of issuance to the holders thereof of additional Shares, Bonus Rights with respect to any shares which have not been purchased at the time of any such consolidation, subdivision or stock dividend shall be proportionately adjusted so that the Bonus Rights holder shall from time to time, upon the exercise of a Bonus Right, be entitled to receive the number of shares of the Corporation the Bonus Rights holder would have held following such consolidation, subdivision or stock dividend if the Bonus Rights holder had purchased the shares and had held such shares immediately prior to such consolidation, subdivision or stock dividend.

Additionally, in the event of any change, subdivision, consolidation or reclassification of the Shares or in respect of the affairs of Perpetual, or other relevant changes in the Shares, or in the economic environment in which the Shares are traded, the Board may make such other adjustments or changes as it sees fit to the number of Bonus Rights and to the number of Shares available for purchase upon the exercise of a Bonus Right and to the exercise price and shall effect such other changes, amendments or adjustments to the Plan as may be required or desirable in light of such changes in the Shares or its affairs, all with a view to maintaining the overall rights and benefits of Bonus Rights holders as nearly as may be practicable in the circumstances.

16.           Change of Control.  At the sole discretion of the board of directors of Perpetual, vesting of Bonus Rights may be accelerated and all unexercised Bonus Rights may be exercised within the Exercise Period upon the effective date of a change of control of Perpetual or its subsidiaries and affiliates.  For purposes of this agreement, a "change of control" shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to Perpetual or its subsidiaries and affiliates:

(a)
the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of Perpetual or its subsidiaries and affiliates, of Shares which in the aggregate total 20% or more of the then outstanding issued Shares, as the case may be; or

(b)	"take-over bid" as such term is defined in Multilateral Instrument 62-104.

17.           Rights of Holder.  The holding of Bonus Rights shall not, in and of themselves, entitle a holder to any voting rights as a Shareholder.

18.           Tax Withholding.  Perpetual shall have the power and the right to deduct or withhold, or require a holder of Bonus Rights to remit to Perpetual, the required amount to satisfy federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of Bonus Rights granted under the Plan.  With respect to required withholding, Perpetual shall have the irrevocable right (and the holder of Bonus Rights consents to) Perpetual setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by Perpetual to such holder (whether arising pursuant to such holder's relationship as a director, officer or employee of Perpetual or as a result of such holder providing services on an ongoing basis to Perpetual or otherwise), or may make such other arrangements satisfactory to such holder and Perpetual.  In addition, Perpetual may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Shares as it determines are required to be sold by Perpetual, as trustee, to satisfy the withholding obligation net of selling costs. The holder of Bonus Rights consents to such sale and grants to Perpetual an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that Perpetual does not accept responsibility for the price obtained on the sale of such Shares.  Any reference in this Plan to the issuance of Shares or a payment of cash is expressly subject to this Section 18.

19.           No Guarantees Regarding Tax Treatment.  Holders of Bonus Rights (or their beneficiaries) shall be responsible for all taxes with respect to any Bonus Rights under the Plan, whether arising as a result of the grant or exercise of Bonus Rights or otherwise.  The Board and Perpetual make no guarantees to any person regarding the tax treatment of a Bonus Right or payments made under the Plan and none of Perpetual, nor any of its employees or representatives shall have any liability to an holder of Bonus Rights with respect thereto.

20.           Amendments.  Subject to the restrictions set out in this Section 20(a), the Board may amend or discontinue the Plan and Bonus Rights granted thereunder at any time without shareholder approval; provided any amendment to the Plan that requires approval of any stock exchange on which the Shares are listed for trading may not be made without approval of such stock exchange.  Without the prior approval of the shareholders, or such approval as may be required by the Exchange, the Board may not:

(a)	make any amendment to the Plan to increase the percentage of Shares reserved for issuance on exercise of outstanding Bonus Rights at any time pursuant to Subsection 2 hereof;

(b)	reduce the exercise price of any outstanding Bonus Rights;

(c)	extend the term of any outstanding Bonus Rightbeyond the original expiry date of such Bonus Right;

(d)	make an amendment to increase the maximum limit on the number of securities that may be issued to Insiders pursuant to Section 5(a), (b) or (c);

(e)	make an amendment to Section 5(d) to increase the maximum number of Shares issuable to directors who are not officers or employees of Perpetual under security based compensation arrangements;

(f)
make any amendment to the Plan that would permit a holder of Bonus Rights to transfer or assign Bonus Rights to a new beneficial holder of Bonus Rights other than in the case of death of a holder of Bonus Rights or as otherwise permitted by the Plan; or

(g)	make an amendment to amend this Section 20.

The Board may amend or terminate the Plan or any outstanding Bonus Right granted hereunder at any time without the approval of Perpetual, the shareholders of Perpetual or any Holder of Bonus Rights whose Bonus Right is amended or terminated, in order to conform the Plan or such Bonus Right, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the approval of that stock exchange or regulatory authority.

In addition, no amendment to the Plan or Bonus Rights granted pursuant to the Plan may be made without the consent of the holder of a Bonus Right, if it adversely alters or impairs any Bonus Right previously granted to such holder of Bonus Rights under the Plan.